UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-8133

XEROX CREDIT CORPORATION

(Exact name of registrant as specified in its charter)

P.O. Box 4504

45 Glover Avenue

Norwalk Connecticut

06856-4505

(203) 968-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MEDIUM TERM NOTES

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3)b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: ZERO.

Pursuant to the requirements of the Securities Exchange Act of 1934, Xerox Credit Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 5, 2010	XEROX CREDIT CORPORATION

		By:	/S/ JOHN F. RIVERA
John F. Rivera
Vice President, Treasurer and Chief Financial Officer